Exhibit (a)(27)







                          [Letterhead of CSX & Conrail]

                                 January 22, 1997



         Mr. David R. Goode
         Chairman, President and
           Chief Executive Officer
         Norfolk Southern Corporation
         Three Commercial Place
         Norfolk, Virginia  23510-2191

         Dear David:

              Thank you for your letter of January 21, 1997. It cer-tainly is timely in light of Chairman Morgan's very positive suggestions that we work together to best serve the public's interest.

              We are fully committed to the CSX/Conrail merger. We believe our merger, together with your participation, will enable us to best serve the interests of all our constituen-cies, preserve our merger synergies and yield a pro-competitive result. We recognize that you have a different view of our merger; nevertheless, we should, as Chairman Morgan urges, meet and talk. This can and should be done without any precondi-tions that would limit our discussions or otherwise prejudice our respective positions.

              Let us be very clear, no one should interpret from our meeting that either party has changed its position. Our objec-tive, which we are sure you share, is to assure that the pub-lic's interest in strong, viable competition is met. We want no winner or loser, other than to be sure that the public is a winner.

              We sincerely hope with all that is at stake that we can begin meaningful and candid discussions. We look forward to meeting with you at your earliest convenience and will be in contact with your office to arrange a mutually convenient place and time.

                                    Sincerely,


                /s/ John                        /s/ Dave

              John W. Snow                    David M. LeVan
              Chairman, President & CEO       Chairman, President & CEO
              CSX Corporation                 Conrail Inc.